Exhibit 3.6

State of Delaware Secretary of State Division of Corporations Delivered 12:30 PM 05/07/2003 FILED 12:30 PM 05/072003 SRV 030497660 - 2680091 FILE

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

        Industrial Minerals, Inc., a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal, and revival of its charter and hereby certifies as follows:

1.	The name of this corporation is Industrial Minerals, Inc.

2.	Its registered office in the State of Delaware is located at 2711 Centerville Road, Suite 400, City of Washington, Zip Code 19808, County of New Castle. The name of the registered agent is Corporation Service Company, 2711 Centerville Road, Suite 400, City of Wilmington, DE 19808.

3.	The date of filing of the original Certificate of Incorporation in Delaware was November 6, 1996.

4.	The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February, 2003, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5.	This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2003, at which time its charter became inoperative and void for non-payment of taxes, and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

        IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension, and restoration of charters, John Melnyk, the last and acting authorized officer hereunto set his hand to this certificate this 24th day of March A.D. 2003.

By: /s/ John Melnyk Authorized Officer Name: /s/ John Melnyk John Melnyk Title: Secretary